EXHIBIT 99.1

Aventis and Crucell Announce Strategic Agreement to Develop and Commercialize Novel Influenza Vaccines

Agreement covers pandemic and inter-pandemic influenza vaccines

LYON, France and LEIDEN, The Netherlands, Jan. 7, 2004 (PRIMEZONE) -- Aventis (NYSE:AVE) and Crucell N.V. (Euronext:CRXL) (Nasdaq:CRXL) announced today that they have entered into a strategic agreement to further develop and commercialize novel influenza vaccine products based on Crucell's proprietary PER.C6(TM) cell line technology. The agreement covers both pandemic and epidemic influenza vaccines, which up to now have been part of Crucell's in-house product development program.

Under the terms of the agreement, Aventis Pasteur, the vaccines business of Aventis, receives an exclusive license to research, develop, manufacture and market cell-based influenza vaccines using Crucell's unique PER.C6(TM) cell line technology. Crucell will receive milestone payments, annual payments, and research and development funding totaling (Eur) 30 million (USD 38 million*), and high single- up to double-digit royalties on future PER.C6(TM)-based influenza vaccine sales. Crucell retains the commercialization rights for Japan, which accounts for 15% of the global influenza vaccine market that, in 2002 totaled (Eur) 1.2 billion (USD 1.5 billion*). For Japan, Aventis Pasteur will supply finished vaccine products to Crucell, and Crucell will pay a royalty on sales to Aventis Pasteur.

Aventis Pasteur is the world leader in the production and marketing of influenza vaccines. In 2002, Aventis Pasteur's consolidated influenza vaccine product sales totaled (Eur) 460 million (USD 579 million*); representing a 38% global market share.

"PER.C6(TM) technology shows potential to deliver superior performance, which should allow for production of large quantities of influenza vaccine each year," said Michel DeWilde, executive vice-president, research and development for Aventis Pasteur. "Unlike other cell-based technologies, PER.C6(TM) will make large scale production economically competitive. It addresses limitations presented by other cell culture technologies that would require enormous increases in physical production capacity over the current egg-based production of influenza vaccines."

"We believe that combining Crucell's PER.C6(TM) cell line technology with Aventis Pasteur's market leadership and research and development expertise in vaccines will lead to a new generation of cell-based influenza vaccines capable of significantly augmenting and potentially replacing current egg-based methods," commented Dinko Valerio, president and CEO of Crucell. "This is our first strategic agreement for developing and marketing one of Crucell's in-house vaccine programs. It allows Crucell to retain a considerable piece of the large and growing influenza vaccine market, and will also speed the global commercialization of a PER.C6(TM)-based product." * Currency conversion rate: (Eur) 1 = USD 1.26

Influenza: A Public Health Threat

Influenza, commonly called "the flu", is a highly contagious infection of the respiratory tract that spreads from person-to-person through infectious respiratory secretion droplets caused by coughing or sneezing. Influenza outbreaks occur almost every year and their severity varies considerably. Each year approximately 10 to 20% of the world's population contracts influenza. An estimated 250,000 to 500,000 people die annually from influenza-associated complications. Occasionally a major genetic shift in the influenza virus results in a deadly new virus strain to which the human population does not have immunity, and a global pandemic outbreak occurs. The most severe pandemic recorded, the Spanish influenza pandemic, occurred from 1918 to 1920 and caused an estimated 50 million deaths worldwide. Public health officials and the scientific community agree that the world is long overdue for a pandemic influenza outbreak.

Demand for influenza vaccines is expected to more than double by 2010, driven by risks of a new influenza pandemic, SARS, the world's ageing population, and broader government vaccination recommendations. The U.S. Centers for Disease Control (CDC) recently lowered the recommended age for vaccination from 65 to 50 and will add infants between the ages of six and 23 months in the 2004-5 season. Across Asia, governments already have broadened their vaccination recommendations to minimize confusion between influenza and SARS infections, with Singapore now recommending annual influenza vaccination for the entire population. In Europe, recommendations could also evolve in future years. For example, since the beginning of 2003, influenza vaccination has been encouraged in Belgium for those from 50 to 65 years of age.

PER.C6(TM) as Influenza Vaccine Production Technology

Crucell's PER.C6(TM) technology is a cell line developed for the large-scale manufacture of biological products including vaccines. PER.C6(TM) cells are highly susceptible to influenza viruses, thereby making the production of large amounts of influenza vaccine feasible. Currently used influenza vaccines are produced using embryonated chicken eggs and there is value to improving the timely production of new vaccines in large quantities to combat a future potential influenza pandemic. A PER.C6(TM)-based vaccine offers the possibility of advantages for both epidemic and pandemic preparedness. Other cell culture technologies demonstrate inferiority to PER.C6(TM) technology in terms of economic, large-scale production.

About Aventis Pasteur

Aventis Pasteur, the vaccines business of Aventis, in 2002, produced 1.4 billion doses of vaccine, making it possible to protect 500 million people across the globe, which is about 1.4 million per day. The company offers the broadest range of vaccines, providing protection against 20 bacterial and viral diseases. For more information, please visit www.aventispasteur.com

About Aventis

Aventis is dedicated to treating and preventing disease by discovering and developing innovative prescription drugs and human vaccines. In 2002, Aventis generated sales of (Eur) 17.6 billion, invested (Eur) 3.1 billion in research and development and employed approximately 71,000 people in its core business. Aventis corporate headquarters are in Strasbourg, France. For more information, please visit: www.aventis.com

About Crucell

Crucell N.V. is a biotechnology company focused on developing vaccines and antibodies that prevent and treat infectious diseases, including Ebola, influenza, malaria and West Nile virus. The company's development activities include collaborations with the U.S. National Institutes of Health, the U.S. Army, GlaxoSmithKline (GSK), Harvard Medical School and New York University. Crucell's products are based on its innovative PER.C6(TM) technology, which offers a safer, more efficient way to produce biologicals. The company licenses its PER.C6(TM) technology to the biopharmaceutical industry on a mostly non-exclusive basis. Licensees and CMO partners include Aventis, DSM Biologics, GSK, Centocor/J&J and Merck & Co., Inc. Crucell is headquartered in Leiden, The Netherlands, and currently employs 180 people. Crucell is listed on the Euronext and NASDAQ stock exchanges (ticker symbol CRXL). For more information, please visit www.crucell.com.

For Aventis

Statements in this news release containing projections or estimates of revenues, income, earnings per share, capital expenditures, capital structure, or other financial items; plans and objectives relating to future operations, products, or services; future economic performance; or assumptions underlying or relating to any such statements, are forward-looking statements subject to risks and uncertainties. Actual results could differ materially depending on factors such as the timing and effects of regulatory actions, the results of clinical trials, the company's relative success developing and gaining market acceptance for new products, the outcome of significant litigation, and the effectiveness of patent protection. Additional information regarding risks and uncertainties is set forth in the current Annual Report on Form 20-F of Aventis on file with the Securities and Exchange Commission and in the current Annual Report -"Document de Reference"- on file with the "Commission des Operations de Bourse" in France, recently renamed "Autorite des marches financiers".

For Crucell

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on April 18, 2003, and the section entitled "Risk Factors". The company prepares its financial statements under generally accepted accounting principles in the United States (US GAAP).

CONTACT:

 Crucell N.V.
 Louise Dolfing
 Communications Manager
 Tel. +31-(0) 71-524 8863
 l.dolfing@crucell.com

 Redington, Inc.
 Thomas Redington
 Tel. +1 212-927-1733
 tredington@redingtoninc.com

 Aventis
 Koren Wolman-Tardy
 Aventis Pasteur Corporate Media Relations
 Tel.: +33 (0)4 37 37 72 73
 Koren.Wolman-Tardy@Aventis.com

 Len Lavenda
 Aventis Pasteur US Media Relations
 Tel.: +1 570 839 4446
 Len.Lavenda@Aventis.com